SUNAMERICA STYLE SELECT SERIES, INC.
                           LARGE-CAP GROWTH PORTFOLIO
                            MID-CAP GROWTH PORTFOLIO

Dear Shareholder:

         A special meeting of shareholders of the Large-Cap Growth Portfolio and Mid-Cap Growth Portfolio of SunAmerica Style Select Series, Inc. ("Style Select") will be held at the principal offices of SunAmerica Asset Management Corp., The SunAmerica Center, 733 Third Avenue, New York, NY 10017, on August 15, 2002 at 10:00 a.m. Eastern time. If you are a shareholder of record as of the close of business on June 17, 2002 you are entitled to vote at the meeting and at any adjournment of the meeting.

         The meeting has been called to give you the opportunity to vote on an important proposal affecting your Portfolio. Specifically, you are being asked to vote on an Agreement and Plan of Reorganization that would reorganize your Portfolio into a new portfolio of Style Select with the same investment objective and similar investment strategies. In connection with the reorganization, you will receive shares of the new portfolio of Style Select in exchange for shares of your Portfolio. The shares of the new portfolio that you receive will have the same aggregate net asset value as the shares of your Portfolio immediately prior to the reorganization. This means that you may end up with a different number of shares compared to what you originally held, but the total dollar value of your shares will be the same.

         The accompanying proxy statement and prospectus includes a detailed description of the proposal. Please read the enclosed materials carefully and cast your vote. Remember, your vote is extremely important, no matter how large or small your holdings. By voting now, you can help avoid additional costs that would be incurred with follow-up letters and calls.

         To vote, you may use any of the methods listed below. If you have any questions on a proposal, please call SunAmerica's information agent, Georgeson Shareholder, at [___________].

     o BY MAIL. You can vote your shares by completing and signing the enclosed proxy card(s), and mailing it in the enclosed postage paid envelope. If you need more information on how to vote, or if you have any questions, please call your Portfolio's proxy solicitor, Georgeson Shareholder, at [___________].

     o BY TELEPHONE. If you have any questions on how to vote your shares or if you would like to vote by telephone, call [_________] toll free. Enter your [14 digit] control number from your proxy card to enter your vote.

     o BY INTERNET. Finally, you may vote via the Internet. To do so, have your proxy card available and go to the website:
          [http://www.proxyweb.com.] Follow the instructions on the website and be prepared to enter your [14 digit] control number from your proxy card to enter your vote.

                             Very truly yours,

                             /s/ Peter A. Harbeck

                             Peter A. Harbeck
                             President, SunAmerica Style Select Series, Inc.